# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Abivax SA, CIK 0001956827
CUSIP: 00370M103
Title of class of securities: Ordinary Shares, par value Euro 0.01 per share
Address of issuer's principal executive offices: 7-11 boulevard Haussman, Paris, France (I0), 75009
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001839947

## Reporting persons
- TCG Crossover GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,456,596; sole dispositive power 0; shared dispositive power 6,456,596; aggregate amount beneficially owned 6,456,596 (8.3% of the class)
  Comment: Consists of 6,456,596 ordinary shares (as defined in Item 2(d) below) in the form of American Depositary Shares ("ADSs") of the Issuer (as defined in Item 1(a) below) held of record by TCG Crossover I (as defined in Item 2(a) below). Each ADS represents one (1) ordinary share. TCG Crossover GP I (as defined in Item 2(a) below) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 77,830,067 ordinary shares outstanding as of September 30, 2025, as provided to the Reporting Persons by the Issuer.
- TCG Crossover Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,456,596; sole dispositive power 0; shared dispositive power 6,456,596; aggregate amount beneficially owned 6,456,596 (8.3% of the class)
  Comment: Consists of 6,456,596 ordinary shares in the form of ADSs of the Issuer held of record by TCG Crossover I. Each ADS represents one (1) ordinary share. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 77,830,067 ordinary shares outstanding as of September 30, 2025, as provided to the Reporting Persons by the Issuer.
- TCG Crossover GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 655,000; sole dispositive power 0; shared dispositive power 655,000; aggregate amount beneficially owned 655,000 (0.8% of the class)
  Comment: Consists of 655,000 ordinary shares in the form of ADSs of the Issuer held of record by TCG Crossover II (as defined in Item 2(a) below). Each ADS represents one (1) ordinary share. TCG Crossover GP II (as defined in Item 2(a) below) is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 77,830,067 ordinary shares outstanding as of September 30, 2025, as provided to the Reporting Persons by the Issuer.
- TCG Crossover Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 655,000; sole dispositive power 0; shared dispositive power 655,000; aggregate amount beneficially owned 655,000 (0.8% of the class)
  Comment: Consists of 655,000 ordinary shares in the form of ADSs of the Issuer held of record by TCG Crossover II. Each ADS represents one (1) ordinary share. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 77,830,067 ordinary shares outstanding as of September 30, 2025, as provided to the Reporting Persons by the Issuer.
- Chen Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,111,596; sole dispositive power 0; shared dispositive power 7,111,596; aggregate amount beneficially owned 7,111,596 (9.1% of the class)
  Comment: Consists of (i) 6,456,596 ordinary shares in the form of ADSs of the Issuer held of record by TCG Crossover I and (ii) 655,000 ordinary shares in the form of ADSs of the Issuer held of record by TCG Crossover II. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover I. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover II. Chen Yu is the sole managing member of each of TCG Crossover GP I and TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to the securities held of record by TCG Crossover II and TCG Crossover II.
  
  Based on 77,830,067 ordinary shares outstanding as of September 30, 2025, as provided to the Reporting Persons by the Issuer.

## Item 1. Issuer
Name of issuer: Abivax SA
Address of issuer's principal executive offices: 7-11 boulevard Haussman, Paris, France, 75009

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 (Amendment No. 1) amends and supplements the Schedule 13G initially filed with the Commission on April 19, 2024 (the Original Schedule 13G) and is being filed by TCG Crossover Fund I, L.P. (TCG Crossover I), TCG Crossover GP I, LLC (TCG Crossover GP I), TCG Crossover Fund II, L.P. (TCG Crossover II) and TCG Crossover GP II, LLC (TCG Crossover GP II and together with TCG Crossover I, TCG Crossover GP I and TCG Crossover II, the Reporting Entities) and Chen Yu (the Reporting Individual). The Reporting Entities and the Reporting Individual are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 2. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment No. 1 except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 245 Lytton Ave., Suite 350, Palo Alto, CA 94301.
Citizenship: TCG Crossover GP I and TCG Crossover GP II are each a limited liability company organized under the laws of the State of Delaware. TCG Crossover I and TCG Crossover II are each a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding footnotes. Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his or its pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of TCG Crossover I and TCG Crossover II and the limited liability company agreements of TCG Crossover GP I and TCG Crossover GP II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TCG Crossover GP I, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (11/14/2025)
- TCG Crossover Fund I, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (11/14/2025)
- TCG Crossover GP II, LLC: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (11/14/2025)
- TCG Crossover Fund II, L.P.: /s/ Craig Skaling, Craig Skaling, Authorized Signatory (11/14/2025)
- Chen Yu: /s/ Craig Skaling, Craig Skaling, as Attorney-in-Fact for Chen Yu (11/14/2025)